

Ford Motor Company Third Quarter Results: Improved Growth, Profitability and Cash Flow, Supported by Fitness Actions

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2017 THIRD QUARTER FINANCIAL RESULTS

	Revenue (GAAP)	Net Income (GAAP)	Adjusted Pre-Tax Profit (Non-GAAP)	EPS (GAAP)	Adjusted EPS (Non-GAAP)	Automotive Operating Margin (GAAP)	Automotive Cash Flow (GAAP)
3Q 2017	$36.5B	$1.6B	$2.0B	$0.39	$0.43	5.0%	$(1.7)B
B/(W) 3Q 2016	$0.6B	$0.6B	$0.6B	$0.15	$0.17	1.7 ppts	$0.3B

HIGHLIGHTS 3Q 2017*

- Third quarter net income was $1.6B; revenue was $36.5B; EPS was $0.39, all up year over year

- Total Company adjusted pre-tax profit of $2.0B and low effective tax rate generated an adjusted EPS of $0.43, up 65 percent year over year

- Automotive profits driven by North America and a record 3Q pre-tax profit in Asia Pacific; operations outside of North America about breakeven in total; Ford Credit pre-tax profit was $600M

- Automotive pre-tax profit $584M higher due to favorable cost performance and market factors. Lower costs driven by non-repeat of a recall from a year ago, net material cost efficiencies excluding commodities and lower structural costs

- In the U.S.: Year-over-year average transaction prices rose more than twice the industry average in the quarter and incentives, as a percent of vehicle price, increased less than half the industry average

- Auto cash and liquidity remain strong, with Automotive cash at $26.1B and total liquidity of $37B

- 2017: With improved operating performance, and traction against cost initiatives, tightening adj. EPS guidance range to $1.75 to $1.85



"This quarter demonstrates that our team's focus on fitness is showing early promise. But we also know that we must accelerate that progress in the near term, while taking the necessary steps to fundamentally redesign our business operations to be more fit for the long term."

Jim Hackett, President & CEO



"This quarter, we achieved more balanced results, with improvements in growth, profitability and cash flow. Ford Credit also continues to perform well. Our solid results give us confidence to tighten our full-year adjusted EPS guidance to the high end of the range, now at $1.75 to $1.85."

Bob Shanks
Executive Vice President & CFO

PRODUCT AND OTHER HIGHLIGHTS



2018 F-150

F-Series
In the U.S. F-Series had its best third quarter sales performance since 2005, with a 14 percent gain compared to last year. Average transaction prices of $45,400 per truck were up $2,800 from a year ago, outpacing the overall segment increase of $1,600.



Alliances
Signed two memoranda of understanding, exploring a strategic alliance with Mahindra Group in India and exploring a joint venture with Zotye Auto in China to develop a new line of all-electric passenger vehicles for that market.



2017 Edge

SUVs
U.S. retail sales of Ford brand SUVs increased 4 percent, making it the best third quarter retail sales results since 2003. Retail sales were driven by Edge, up 7.8 percent at retail and 4.5 percent overall. Explorer retail sales were also up 13.6 percent.





Ford Fusion AV Test Vehicle

Autonomous
Launched collaborations with Domino's to better understand how customers will interact with autonomous vehicles in a delivery scenario and with Lyft to progress our software integration and understanding of ride hailing applications.

* See endnote on page 4.
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Ford Motor Company 3Q October 26, 2017

AUTOMOTIVE SEGMENT RESULTS

	Wholesales	Revenue (GAAP)	Market Share	Operating Margin (GAAP)	Pre-Tax Profit (GAAP)
3Q 2017	1,504K	$33.6B	6.8%	5.0%	$1.7B
B/(W) 3Q 2016	(26)K	$0.3B	(0.5) ppts	1.7 ppts	$0.6B

North America

- Pre-tax profit increase driven by strong cost performance
- Net pricing was favorable year over year for the fourth consecutive quarter, reflecting continued strength of F-Series
- Both contribution and structural costs lower year over year
- For 2017: Continue to expect North America operating margin and profit to be lower than 2016, mainly due to higher commodity cost, product cost and increased engineering expense, primarily for utilities, commercial and autonomous vehicles. Exchange is also expected to be unfavorable

	Wholesales	Revenue	Market Share	Operating Margin	Pre-Tax Results
3Q 2017	650K	$20.9B	13.5%	8.1%	$1.7B
B/(W) 3Q 2016	(37)K	$(0.9)B	(0.1) ppts	2.3 ppts	$0.4B

South America

- Pre-tax result improved 46 percent as macroeconomic conditions improve; fourth consecutive quarter of year-over-year improvement in pre-tax results and operating margin
- Structural cost flat despite higher volume and inflation in some markets
- For 2017: Continue to expect loss to improve from last year as a result of favorable market factors as the economy continues to recover

	Wholesales	Revenue	Market Share	Operating Margin	Pre-Tax Results
3Q 2017	103K	$1.5B	8.8%	(9.9)%	$(158)M
B/(W) 3Q 2016	14K	$0.2B	(0.6) ppts	12.2 ppts	$137M

Europe

- Pre-tax result lower due to Brexit effects, commodities and Fiesta launch
- Revenue gain driven by volume, stronger mix and pricing
- Europe SAAR up 5 percent, including improvement in Russia
- For 2017: Continue to expect Europe to remain profitable, including 4Q, although below 2016 levels, due to adverse Brexit effects and higher commodity costs. Favorable market factors and continued improvement in Russia will be a partial offset

	Wholesales	Revenue	Market Share	Operating Margin	Pre-Tax Results
3Q 2017	342K	$6.9B	7.3%	(1.2)%	$(86)M
B/(W) 3Q 2016	22K	$0.6B	(0.5) ppts	(3.4) ppts	$(224)M

Middle East & Africa

- Pre-tax result improved 61 percent year over year; favorable cost performance and exchange more than offset lower volume
- Fourth consecutive quarter of year-over-year cost improvement
- For 2017: Continue to expect results in the region to improve compared to 2016 due to lower cost and favorable exchange with lower volume a partial offset

	Wholesales	Revenue	Market Share	Operating Margin	Pre-Tax Results
3Q 2017	30K	$0.6B	4.0%	(9.2)%	$(60)M
B/(W) 3Q 2016	(6)K	$(0.2)B	(0.2) ppts	9.8 ppts	$92M

Asia Pacific

- Record 3Q operating margin and pre-tax profit
- Higher pre-tax profit driven by material cost reductions and lower structural costs
- For 2017: Continue to expect Asia Pacific's pre-tax profit to improve from 2016 due to lower cost and favorable volume and mix. Partial offsets will be lower industry pricing in China and unfavorable exchange because of a weaker RMB

	Wholesales	Revenue	Market Share	Operating Margin	Pre-Tax Results
3Q 2017	379K	$3.7B	3.4%	7.9%	$289M
B/(W) 3Q 2016	(19)K	$0.6B	(0.3) ppts	3.6 ppts	$158M

FORD CREDIT RESULTS

Ford Credit

- Receivables grew globally, led by retail financing
- Stronger-than-expected auction values are supporting lease residual and credit loss performance
- For 2017: Now expect full year pre-tax profit to exceed $2.0B driven by strong volume and mix, and better-than-expected residual values

	Pre-Tax Results
3Q 2017	$600M
B/(W) 3Q 2016	$33M

RISK FACTORS

Statements included or incorporated by reference herein may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on expectations, forecasts, and assumptions by our management and involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those stated, including, without limitation:

- Decline in industry sales volume, particularly in the United States, Europe, or China, due to financial crisis, recession, geopolitical events, or other factors;
- Lower-than-anticipated market acceptance of Ford's new or existing products or services, or failure to achieve expected growth;
- Market shift away from sales of larger, more profitable vehicles beyond Ford's current planning assumption, particularly in the United States;
- Continued or increased price competition resulting from industry excess capacity, currency fluctuations, or other factors;
- Fluctuations in foreign currency exchange rates, commodity prices, and interest rates;
- Adverse effects resulting from economic, geopolitical, protectionist trade policies, or other events;
- Work stoppages at Ford or supplier facilities or other limitations on production (whether as a result of labor disputes, natural or man-made disasters, tight credit markets or other financial distress, production constraints or difficulties, or other factors);
- Single-source supply of components or materials;
- Labor or other constraints on Ford's ability to maintain competitive cost structure;
- Substantial pension and other postretirement liabilities impairing liquidity or financial condition;
- Worse-than-assumed economic and demographic experience for pension and other postretirement benefit plans (e.g., discount rates or investment returns);
- Restriction on use of tax attributes from tax law "ownership change;"
- The discovery of defects in vehicles resulting in delays in new model launches, recall campaigns, or increased warranty costs;
- Increased safety, emissions, fuel economy, or other regulations resulting in higher costs, cash expenditures, and/or sales restrictions;
- Unusual or significant litigation, governmental investigations, or adverse publicity arising out of alleged defects in products, perceived environmental impacts, or otherwise;
- Adverse effects on results from a decrease in or cessation or claw back of government incentives related to investments;
- Cybersecurity risks to operational systems, security systems, or infrastructure owned by Ford, Ford Credit, or a third party vendor or supplier;
- Failure of financial institutions to fulfill commitments under committed credit and liquidity facilities;
- Inability of Ford Credit to access debt, securitization, or derivative markets around the world at competitive rates or in sufficient amounts, due to credit rating downgrades, market volatility, market disruption, regulatory requirements, or other factors;
- Higher-than-expected credit losses, lower-than-anticipated residual values, or higher-than-expected return volumes for leased vehicles;
- Increased competition from banks, financial institutions, or other third parties seeking to increase their share of financing Ford vehicles; and
- New or increased credit regulations, consumer or data protection regulations, or other regulations resulting in higher costs and/or additional financing restrictions.

We cannot be certain that any expectation, forecast, or assumption made in preparing forward-looking statements will prove accurate, or that any projection will be realized. It is to be expected that there may be differences between projected and actual results. Our forward-looking statements speak only as of the date of their initial issuance, and we do not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events, or otherwise. For additional discussion, see "Item 1A. Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2016, as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

CONFERENCE CALL DETAILS

Ford Motor Company [NYSE:F] and Ford Motor Credit Company released their 2017 third quarter financial results at 7 a.m. EDT today.

Following the release, Jim Hackett, Ford president and chief executive officer, and Bob Shanks, Ford executive vice president and chief financial officer, will host a conference call (listen only) at 9 a.m. EDT to discuss the results.

The presentation and supporting materials will be available at www.shareholder.ford.com. Representatives of the investment community and the news media will have the opportunity to ask questions on the call.

Access Information – Thursday, Oct. 26, 2017

Ford Earnings Call: 9 a.m. EDT
Toll-Free: 1.877.870.8664
International: 1.970.297.2423
Passcode: Ford Earnings
Web: www.shareholder.ford.com

REPLAY
(Available after 1:00 p.m. EDT the day of the event through Thursday, Nov. 2, 2017)
 www.shareholder.ford.com
Toll-Free: 1.855.859.2056
International: 1.404.537.3406
Passcode: 95413409

About Ford Motor Company
Ford Motor Company is a global company based in Dearborn, Michigan. The company designs, manufactures, markets and services a full line of Ford cars, trucks, SUVs, electrified vehicles and Lincoln luxury vehicles, provides financial services through Ford Motor Credit Company and is pursuing leadership positions in electrification, autonomous vehicles and mobility solutions. Ford employs approximately 203,000 people worldwide. For more information regarding Ford, its products and Ford Motor Credit Company, please visit www.corporate.ford.com.

* The following applies to the information throughout this release:

- See tables later in this release for the nature and amount of special items, and reconciliations of the non–GAAP financial measures designated as "adjusted" to the most comparable financial measures calculated in accordance with U.S. generally accepted accounting principles ("GAAP").
- Wholesale unit sales and production volumes include Ford brand and Jiangling Motors Corporation ("JMC") brand vehicles produced and sold in China by our unconsolidated affiliates; revenue does not include these sales. See materials supporting the Oct. 26, 2017 conference call at www.shareholder.ford.com for further discussion of wholesale unit volumes.
- Automotive segment operating margin is defined as Automotive segment pre-tax profit divided by Automotive segment revenue.
- References to records related to Automotive segment pre-tax profit, Automotive segment operating cash flow, Automotive segment operating margin and Automotive business unit results are since at least 2000.

FORD MOTOR COMPANY AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT
(in millions, except per share amounts)

	For the periods ended September 30,			
	2016	**2017**	2016	**2017**
	Third Quarter		First Nine Months	
	(unaudited)			
Revenues				
Automotive	$ 33,331	$ **33,646**	$ 105,520	$ **107,234**
Financial Services	2,612	**2,802**	7,626	**8,209**
Other	—	**3**	—	**7**
Total revenues	35,943	**36,451**	113,146	**115,450**
Costs and expenses				
Cost of sales	30,668	**30,288**	93,707	**96,345**
Selling, administrative, and other expenses	2,657	**2,919**	8,131	**8,439**
Financial Services interest, operating, and other expenses	2,200	**2,273**	6,518	**6,722**
Total costs and expenses	35,525	**35,480**	108,356	**111,506**
Interest expense on Automotive debt	238	**284**	650	**840**
Non-Financial Services other income/(loss), net	672	**709**	2,126	**2,079**
Financial Services other income/(loss), net	132	**45**	305	**141**
Equity in net income of affiliated companies	403	**316**	1,342	**935**
Income before income taxes	1,387	**1,757**	7,913	**6,259**
Provision for/(Benefit from) income taxes	426	**186**	2,525	**1,044**
Net income	961	**1,571**	5,388	**5,215**
Less: Income/(Loss) attributable to noncontrolling interests	4	**7**	9	**22**
Net income attributable to Ford Motor Company	$ 957	$ **1,564**	$ 5,379	$ **5,193**
EARNINGS PER SHARE ATTRIBUTABLE TO FORD MOTOR COMPANY COMMON AND CLASS B STOCK				
Basic income	$ 0.24	$ **0.39**	$ 1.35	$ **1.31**
Diluted income	0.24	**0.39**	1.35	**1.30**
Cash dividends declared	0.15	**0.15**	0.70	**0.50**

FORD MOTOR COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(in millions)

	December 31, 2016	September 30, 2017
		(unaudited)
ASSETS		
Cash and cash equivalents	$ 15,905	$ 17,589
Marketable securities	22,922	20,492
Financial Services finance receivables, net	46,266	49,541
Trade and other receivables, less allowances of $392 and $407	11,102	10,277
Inventories	8,898	11,263
Other assets	3,368	3,570
Total current assets	108,461	112,732
Financial Services finance receivables, net	49,924	54,323
Net investment in operating leases	28,829	28,714
Net property	32,072	34,760
Equity in net assets of affiliated companies	3,304	3,344
Deferred income taxes	9,705	10,359
Other assets	5,656	7,041
Total assets	$ 237,951	$ 251,273
LIABILITIES		
Payables	$ 21,296	$ 23,566
Other liabilities and deferred revenue	19,316	19,612
Automotive debt payable within one year	2,685	3,551
Financial Services debt payable within one year	46,984	47,623
Total current liabilities	90,281	94,352
Other liabilities and deferred revenue	24,395	24,819
Automotive long-term debt	13,222	12,633
Financial Services long-term debt	80,079	85,305
Deferred income taxes	691	804
Total liabilities	208,668	217,913
Redeemable noncontrolling interest	96	97
EQUITY		
Common Stock, par value $.01 per share (3,986 million shares issued of 6 billion authorized)	40	40
Class B Stock, par value $.01 per share (71 million shares issued of 530 million authorized)	1	1
Capital in excess of par value of stock	21,630	21,804
Retained earnings	15,634	19,405
Accumulated other comprehensive income/(loss)	(7,013)	(6,759)
Treasury stock	(1,122)	(1,253)
Total equity attributable to Ford Motor Company	29,170	33,238
Equity attributable to noncontrolling interests	17	25
Total equity	29,187	33,263
Total liabilities and equity	$ 237,951	$ 251,273

FORD MOTOR COMPANY AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions)

	For the periods ended September 30,	
	2016	**2017**
	First Nine Months	
	(unaudited)	
Cash flows from operating activities		
Net cash provided by/(used in) operating activities	$ 17,052	$ **14,949**
Cash flows from investing activities		
Capital spending	(4,912)	**(4,936)**
Acquisitions of finance receivables and operating leases	(43,746)	**(43,054)**
Collections of finance receivables and operating leases	30,254	**32,988**
Purchases of equity and debt securities	(22,049)	**(20,550)**
Sales and maturities of equity and debt securities	22,022	**22,953**
Settlements of derivatives	330	**62**
Other	43	**(5)**
Net cash provided by/(used in) investing activities	(18,058)	**(12,542)**
Cash flows from financing activities		
Cash dividends	(2,780)	**(1,988)**
Purchases of common stock	(145)	**(131)**
Net changes in short-term debt	1,200	**1,899**
Proceeds from issuance of other debt	31,956	**30,557**
Principal payments on other debt	(30,019)	**(31,378)**
Other	(102)	**(124**
Net cash provided by/(used in) financing activities	110	**(1,165)**
Effect of exchange rate changes on cash and cash equivalents	(36)	**442**
Net increase/(decrease) in cash and cash equivalents	$ (932)	$ **1,684**
Cash and cash equivalents at January 1	$ 14,272	$ **15,905**
Net increase/(decrease) in cash and cash equivalents	(932)	**1,684**
Cash and cash equivalents at September 30	$ 13,340	$ **17,589**

SUPPLEMENTAL FINANCIAL INFORMATION

The tables below provide supplemental consolidating financial information. The data is presented by our reportable segments, Automotive and Financial Services. All Other, Special Items, and Adjustments include our operating segments that did not meet the quantitative threshold to qualify as a reportable segment, special items, eliminations of intersegment transactions, and deferred tax netting.

Selected Income Statement Information. The following table provides supplemental income statement information, by segment (in millions):

	For the period ended September 30, 2017			
	Third Quarter			
	Automotive	Financial Services	All Other, Special Items, & Adjustments	Consolidated
Total revenues	$ 33,646	$ 2,802	$ 3	$ 36,451
Total costs and expenses	32,987	2,273	220	35,480
Interest expense on Automotive debt	—	—	284	284
Other income/(loss), net	704	45	5	754
Equity in net income of affiliated companies	305	10	1	316
Income/(loss) before income taxes	1,668	584	(495)	1,757
Provision for/(Benefit from) income taxes	146	185	(145)	186
Net income/(Loss)	1,522	399	(350)	1,571
Less: Income/(Loss) attributable to noncontrolling interests	7	—	—	7
Net income/(Loss) attributable to Ford Motor Company	$ 1,515	$ 399	$ (350)	$ 1,564

	For the period ended September 30, 2017			
	First Nine Months			
	Automotive	Financial Services	All Other, Special Items, & Adjustments	Consolidated
Total revenues	$ 107,234	$ 8,209	$ 7	$ 115,450
Total costs and expenses	104,282	6,722	502	111,506
Interest expense on Automotive debt	—	—	840	840
Other income/(loss), net	1,962	141	117	2,220
Equity in net income of affiliated companies	910	25	—	935
Income/(loss) before income taxes	5,824	1,653	(1,218)	6,259
Provision for/(Benefit from) income taxes	887	507	(350)	1,044
Net income/(Loss)	4,937	1,146	(868)	5,215
Less: Income/(Loss) attributable to noncontrolling interests	22	—	—	22
Net income/(Loss) attributable to Ford Motor Company	$ 4,915	$ 1,146	$ (868)	$ 5,193

SUPPLEMENTAL FINANCIAL INFORMATION

Selected Balance Sheet Information. The following tables provide supplemental balance sheet information, by segment (in millions):

Assets	Automotive	Financial Services	All Other & Adjustments	Consolidated
		September 30, 2017		
Cash and cash equivalents	$ 8,753	$ 8,835	$ 1	$ 17,589
Marketable securities	17,391	3,101	—	20,492
Financial Services finance receivables, net	—	49,541	—	49,541
Trade and other receivables, less allowances	4,443	5,834	—	10,277
Inventories	11,263	—	—	11,263
Other assets	2,400	1,169	1	3,570
Receivable from other segments	34	1,537	(1,571)	—
Total current assets	44,284	70,017	(1,569)	112,732
Financial Services finance receivables, net	—	54,323	—	54,323
Net investment in operating leases	1,783	26,931	—	28,714
Net property	34,571	176	13	34,760
Equity in net assets of affiliated companies	3,238	106	—	3,344
Deferred income taxes	14,347	244	(4,232)	10,359
Other assets	5,311	1,660	70	7,041
Receivable from other segments	—	1,156	(1,156)	—
Total assets	$ 103,534	$ 154,613	$ (6,874)	$ 251,273

Liabilities	Automotive	Financial Services	All Other & Adjustments	Consolidated
Payables	$ 22,341	$ 1,219	$ 6	$ 23,566
Other liabilities and deferred revenue	18,379	1,218	15	19,612
Automotive debt payable within one year	3,551	—	—	3,551
Financial Services debt payable within one year	—	47,623	—	47,623
Payable to other segments	1,534	—	(1,534)	—
Total current liabilities	45,805	50,060	(1,513)	94,352
Other liabilities and deferred revenue	23,663	1,155	1	24,819
Automotive long-term debt	12,633	—	—	12,633
Financial Services long-term debt	—	85,305	—	85,305
Deferred income taxes	169	4,867	(4,232)	804
Payable to other segments	1,146	—	(1,146)	—
Total liabilities	$ 83,416	$ 141,387	$ (6,890)	$ 217,913

SUPPLEMENTAL FINANCIAL INFORMATION

Selected Cash Flow Information. The following tables provide supplemental cash flow information, by segment (in millions):

| | For the period ended September 30, 2017 | | | |
| | First Nine Months | | | |
Cash flows from operating activities	**Automotive**	**Financial Services**	**All Other & Adjustments**	**Consolidated**
Net cash provided by/(used in) operating activities	$ 5,575	$ 9,418	$ (44)	$ 14,949
Reconciling Adjustments to Automotive Segment Operating Cash Flows*				
Automotive capital spending	(4,901)			
Settlements of derivatives	110			
Funded pension contributions	720			
Separation payments	100			
Other	28			
Automotive Segment Operating Cash Flows	$ 1,632			

_____

* We measure and evaluate our Automotive segment operating cash flow on a different basis than Net cash provided by/(used in) operating activities in our consolidated statement of cash flows. Automotive segment operating cash flow includes additional elements management considers to be related to our Automotive operating activities, primarily capital spending and non-designated derivatives, and excludes outflows for funded pension contributions, separation payments, and other items that are considered operating cash flows under U.S. GAAP. The table above quantifies the reconciling adjustments to Net cash provided by/(used in) operating activities for the period ended September 30, 2017.

| | For the period ended September 30, 2017 | | | |
| | First Nine Months | | | |
Cash flows from investing activities	**Automotive**	**Financial Services**	**All Other & Adjustments**	**Consolidated**
Capital spending	$ (4,901)	$ (35)	$ —	$ (4,936)
Acquisitions of finance receivables and operating leases	—	(43,054)	—	(43,054)
Collections of finance receivables and operating leases	—	32,988	—	32,988
Purchases of equity and debt securities	(16,188)	(4,359)	(3)	(20,550)
Sales and maturities of equity and debt securities	18,389	4,564	—	22,953
Settlements of derivatives	110	(48)	—	62
Other	(17)	18	(6)	(5)
Investing activity (to)/from other segments	286	—	(286)	—
Net cash provided by/(used in) investing activities	$ (2,321)	$ (9,926)	$ (295)	$ (12,542)

| | | **Financial Services** | **All Other & Adjustments** | |
Cash flows from financing activities	**Automotive**			**Consolidated**
Cash dividends	$ (1,988)	$ —	$ —	$ (1,988)
Purchases of common stock	(131)	—	—	(131)
Net changes in short-term debt	208	1,691	—	1,899
Proceeds from issuance of other debt	575	29,982	—	30,557
Principal payments on other debt	(1,087)	(30,291)	—	(31,378)
Other	(49)	(75)	—	(124)
Financing activity to/(from) other segments	—	(332)	332	—
Net cash provided by/(used in) financing activities	$ (2,472)	$ 975	$ 332	$ (1,165)
Effect of exchange rate changes on cash and cash equivalents	$ 151	$ 291	$ —	$ 442

NON-GAAP FINANCIAL MEASURES THAT SUPPLEMENT GAAP MEASURES

We use both GAAP and non-GAAP financial measures for operational and financial decision making, and to assess Company and segment business performance. The non-GAAP measures listed below are intended to be considered by users as supplemental information to their equivalent GAAP measures, to aid investors in better understanding our financial results. We believe that these non-GAAP measures provide useful perspective on underlying business results and trends, and a means to assess our period-over-period results. These non-GAAP measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. These non-GAAP measures may not be the same as similarly titled measures used by other companies due to possible differences in method and in items or events being adjusted.

Total Company Adjusted Pre-tax Profit (Most Comparable GAAP Measure: Net income attributable to Ford) – The non-GAAP measure is useful to management and investors because it allows users to evaluate our pre-tax results excluding pre-tax special items. Pre-tax special items consist of (i) pension and OPEB remeasurement gains and losses that are not reflective of our underlying business results, (ii) significant restructuring actions related to our efforts to match production capacity and cost structure to market demand and changing model mix, and (iii) other items that we do not necessarily consider to be indicative of earnings from ongoing operating activities. When we provide guidance for adjusted pre-tax profit, we do not provide guidance on a net income basis because the GAAP measure will include potentially significant special items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end, including pension and OPEB remeasurement gains and losses.

Adjusted Earnings Per Share (Most Comparable GAAP Measure: Earnings Per Share) – Measure of Company's diluted net earnings per share adjusted for impact of pre-tax special items (described above), and tax special items. The measure provides investors with useful information to evaluate performance of our business excluding items not indicative of underlying run rate of our business. When we provide guidance for adjusted earnings per share, we do not provide guidance on an earnings per share basis because the GAAP measure will include potentially significant special items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end, including pension and OPEB remeasurement gains and losses.

Adjusted Effective Tax Rate (Most Comparable GAAP Measure: Effective Tax Rate) – Measure of Company's tax rate excluding pre-tax special items (described above) and tax special items. The measure provides an ongoing effective rate which investors find useful for historical comparisons and for forecasting. When we provide guidance for adjusted effective tax rate, we do not provide guidance on an effective tax rate basis because the GAAP measure will include potentially significant special items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end, including pension and OPEB remeasurement gains and losses.

NET INCOME RECONCILIATION TO ADJUSTED PRE-TAX PROFIT

(Mils)	3Q 2016	3Q 2017	YTD 2016	YTD 2017	Memo: FY 2016
Net income / (Loss) attributable to Ford (GAAP)	$ 957	$ 1,564	$ 5,379	$ 5,193	$ 4,596
Income / (Loss) attributable to non-controlling interests	4	7	9	22	11
Net income / (Loss)	$ 961	$ 1,571	$ 5,388	$ 5,215	$ 4,607
Less: (Provision for) / Benefit from income taxes	(426)	(186)	(2,525)	(1,044)	(2,189)
Income / (Loss) before income taxes	$ 1,387	$ 1,757	$ 7,913	$ 6,259	$ 6,796
Less: Special items pre-tax	(26)	(217)	(330)	(441)	(3,579)
Adjusted pre-tax profit (Non-GAAP)	$ 1,413	$ 1,974	$ 8,243	$ 6,700	$ 10,375

EARNINGS PER SHARE RECONCILIATION TO ADJUSTED EARNINGS PER SHARE

	2017 3Q	2017 YTD
Diluted After-Tax Results (Mils)		
Diluted after-tax results (GAAP)	$ 1,564	$ 5,193
Less: Impact of pre-tax and tax special items	(170)	(363)
Adjusted net income – diluted (Non-GAAP)	$ 1,734	$ 5,556
Basic and Diluted Shares (Mils)		
Basic shares (average shares outstanding)	3,972	3,975
Net dilutive options and unvested restricted stock units	24	21
Diluted shares	3,996	3,996
Earnings per share – diluted (GAAP)	$ 0.39	$ 1.30
Less: Net impact of adjustments	(0.04)	(0.09)
Adjusted earnings per share – diluted (Non-GAAP)	$ 0.43	$ 1.39

EFFECTIVE TAX RATE RECONCILIATION TO ADJUSTED EFFECTIVE TAX RATE

| | 2017 | | Memo: |
	3Q	YTD	FY 2016
Pre-Tax Results (Mils)			
Income / (Loss) before income taxes (GAAP)	$ 1,757	$ 6,259	$ 6,796
Less: Impact of special items	(217)	(441)	(3,579)
Adjusted pre-tax profit (Non-GAAP)	$ 1,974	$ 6,700	$ 10,375
Taxes (Mils)			
(Provision for) / Benefit from income taxes (GAAP)	$ (186)	$ (1,044)	$ (2,189)
Less: Impact of special items	47	78	1,121
Adjusted (provision for) / benefit from income taxes (Non-GAAP)	$ (233)	$ (1,122)	$ (3,310)
Tax Rate (Pct)			
Effective tax rate (GAAP)	10.6%	16.7%	32.2%
Adjusted effective tax rate (Non-GAAP)	11.8%	16.7%	31.9%

SPECIAL ITEMS

| (Mils) | 3Q | | YTD | | Memo: |
	2016	2017	2016	2017	FY 2016
Pension and OPEB remeasurement gain / (loss)	$ -	$ -	$ (11)	$ -	$ (2,996)
Separation-related actions	$ (17)	$ (230)	$ (293)	$ (259)	$ (304)
Other Items					
San Luis Potosi plant cancellation	$ -	$ (12)	$ -	$ 41	$ (199)
Japan, Indonesia market closure	(9)	-	(26)	-	(80)
Next-generation Focus footprint change	-	25	-	(223)	-
Total other items	$ (9)	$ 13	$ (26)	$ (182)	$ (279)
Total pre-tax special items	$ (26)	$ (217)	$ (330)	$ (441)	$ (3,579)
Tax special items	$ (60)	$ 47	$ (127)	$ 78	$ 1,121
Memo:					
Special items impact on earnings per share*	$ (0.02)	$ (0.04)	$ (0.11)	$ (0.09)	$ (0.61)

FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT
(in millions)

	For the periods ended September 30,			
	2016	**2017**	2016	**2017**
	Third Quarter		First Nine Months	
	(unaudited)			
Financing revenue				
Operating leases	$ 1,409	$ **1,394**	$ 4,115	$ **4,141**
Retail financing	780	**891**	2,273	**2,518**
Dealer financing	450	**462**	1,333	**1,389**
Other	10	**17**	29	**51**
Total financing revenue	2,649	**2,764**	7,750	**8,099**
Depreciation on vehicles subject to operating leases	(1,085)	**(989)**	(3,174)	**(3,090)**
Interest expense	(697)	**(810)**	(2,030)	**(2,308)**
Net financing margin	867	**965**	2,546	**2,701**
Other revenue				
Insurance premiums earned	38	**38**	118	**120**
Fee based revenue and other	—	**61**	—	**177**
Total financing margin and other revenue	905	**1,064**	2,664	**2,998**
Expenses				
Operating expenses	287	**324**	891	**930**
Provision for credit losses	138	**169**	403	**420**
Insurance expenses	22	**28**	113	**121**
Total expenses	447	**521**	1,407	**1,471**
Other income, net	109	**57**	224	**173**
Income before income taxes	567	**600**	1,481	**1,700**
Provision for income taxes	181	**186**	441	**507**
Net income	$ 386	$ **414**	$ 1,040	$ **1,193**

FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(in millions)

	December 31, 2016	September 30, 2017
		(unaudited)
ASSETS		
Cash and cash equivalents	$ 8,077	$ 8,835
Marketable securities	3,280	3,101
Finance receivables, net	102,981	110,597
Net investment in operating leases	27,209	26,931
Notes and accounts receivable from affiliated companies	811	957
Derivative financial instruments	909	982
Other assets	2,822	3,075
Total assets	$ 146,089	$ 154,478
LIABILITIES		
Accounts payable		
Customer deposits, dealer reserves, and other	$ 1,065	$ 1,236
Affiliated companies	336	705
Total accounts payable	1,401	1,941
Debt	126,492	132,380
Deferred income taxes	3,230	3,633
Derivative financial instruments	166	420
Other liabilities and deferred income	1,997	2,020
Total liabilities	133,286	140,394
SHAREHOLDER'S INTEREST		
Shareholder's interest	5,227	5,227
Accumulated other comprehensive income/(loss)	(890)	(405)
Retained earnings	8,466	9,262
Total shareholder's interest attributable to Ford Motor Credit Company	12,803	14,084
Shareholder's interest attributable to noncontrolling interests	—	—
Total shareholder's interest	12,803	14,084
Total liabilities and shareholder's interest	$ 146,089	$ 154,478

FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions)

	For the periods ended September 30,	
	2016	**2017**
	First Nine Months	
	(unaudited)	
Cash flows from operating activities		
Net cash provided by/(used in) operating activities	$ 4,807	$ **4,451**
Cash flows from investing activities		
Purchases of finance receivables	(29,605)	**(30,543)**
Collections of finance receivables	24,174	**27,254**
Purchases of operating lease vehicles	(10,974)	**(9,935)**
Liquidations of operating lease vehicles	6,090	**6,623**
Net change in wholesale receivables and other short-duration receivables	836	**1,560**
Purchases of marketable securities	(5,794)	**(4,359)**
Proceeds from sales and maturities of marketable securities	4,368	**4,564**
Settlements of derivatives	8	**(48)**
All other investing activities	(152)	**(20)**
Net cash provided by/(used in) investing activities	(11,049)	**(4,904)**
Cash flows from financing activities		
Proceeds from issuances of long-term debt	31,789	**29,982**
Principal payments on long-term debt	(29,499)	**(30,291)**
Change in short-term debt, net	905	**1,709**
Cash distributions to parent	—	**(406)**
All other financing activities	(90)	**(74)**
Net cash provided by/(used in) financing activities	3,105	**920**
Effect of exchange rate changes on cash and cash equivalents	(74)	**291**
Net increase/(decrease) in cash and cash equivalents	$ (3,211)	$ **758**
Cash and cash equivalents at January 1	$ 8,886	$ **8,077**
Net increase/(decrease) in cash and cash equivalents	(3,211)	**758**
Cash and cash equivalents at September 30	$ 5,675	$ **8,835**